Exhibit 99.1

ChinaEdu Corporation Announces Receipt of "Going Private" Proposal

BEIJING, June 20, 2013 /PRNewswire/ -- ChinaEdu Corporation (“CEDU”) ("ChinaEdu" or the "Company"), a leading online educational services provider in China, today announced that its board of directors has received a preliminary, non-binding proposal letter dated June 20, 2013 from Julia Huang, executive chairman of the board of directors and Shawn Ding, CEO of the Company (collectively, the "Buyer Parties"), to acquire all of the outstanding ordinary shares of the Company not currently owned by the Buyer Parties and certain other shareholders of the Company who may join the Buyer Parties, including ordinary shares represented by the Company’s American depositary shares, or “ADSs” (each representing three ordinary shares of the Company), at a proposed price of $2.33 in cash per ordinary share, or $7.00 in cash per ADS, subject to certain conditions.

According to the proposal letter, the acquisition is intended to be financed by debt and/or equity capital and the Buyer Parties has been in discussions with one or more financial institutions which have expressed interest in financing the proposed acquisition. Furthermore, the proposal letter specifies that the Buyer Parties’ proposal constitutes only a preliminary indication of its interest, and is subject to negotiation and execution of definitive agreements relating to the proposed transaction. A copy of the proposal letter is attached hereto as Exhibit A.

The Company’s board of directors intends to form a special committee of disinterested directors to consider the proposal and cautions the Company's shareholders and others considering trading in its securities that the board of directors has just received the proposal and has not made any decisions with respect to the Company's response to the proposal. There can be no assurance that any definitive offer will be made by the Buyer Parties or any other person, that any definitive agreement will be executed relating to the proposed transaction, or that this or any other transaction will be approved or consummated.

About ChinaEdu

ChinaEdu Corporation is an educational services provider in China, incorporated as an exempted limited liability company in the Cayman Islands. Established in 1999, the Company's primary business is to provide comprehensive services to the online degree programs of leading Chinese universities. These services include academic program development, technology services, enrollment marketing, student support services and finance operations. The Company's other lines of businesses include the operation of private primary and secondary schools, online interactive tutoring services and providing marketing, support for international and elite curriculum programs and online learning community for adult students.

The Company believes it is the largest service provider to online degree programs in China in terms of the number of higher education institutions that are served and the number of student enrollments supported. The Company currently has entered into collaborative alliances with 13 universities, ranging from 15 to 50 years in length. The Company has also entered into technology agreements with 8 universities. Besides, ChinaEdu performs recruiting services for 23 universities through a nationwide learning center network.

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Forward-Looking Statements

This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, including certain plans, expectations, goals, and projections, which are subject to numerous assumptions, risks, and uncertainties. Forward-looking statements involve known and unknown risks, uncertainties and contingencies, many of which are beyond our control which may cause actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. The Company's actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including those described under the heading "Risk Factors" in the Company's Annual Report on Form 20-F for the year ended December 31, 2012, and in documents subsequently filed by the Company from time to time with the Securities and Exchange Commission. Unless required by law, the Company undertakes no obligation to (and expressly disclaim any such obligation to) update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:

Helen Plummer
Senior Investor Relations Coordinator
ChinaEdu Corporation
Phone: +1 908-442-9395
E-mail: helen@chinaedu.net

Simon Mei
Chief Financial Officer
ChinaEdu Corporation
Phone: +86 10 8418-7301
E-mail: simon@chinaedu.net

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EXHIBIT A

The Board of Directors
ChinaEdu Corporation
4th Floor-A, GeHua Building
No. 1 Qinglong Hutong, Dongcheng District
Beijing 100007
People's Republic of China

Dear Sirs:

Julia Huang ("Ms. Huang"), executive chairman of the board of directors of ChinaEdu Corporation (the “Company”) and Shawn Ding (“Mr. Ding”), CEO of the Company (collectively, the "Buyer Parties"), are pleased to submit this preliminary, non-binding proposal to acquire all outstanding ordinary shares (the "Shares") and the American Depositary Shares ("ADSs", each representing three Shares) of the Company, in both cases, that are not beneficially owned by the Buyer Parties and certain other shareholders of the Company who may join the Buyer Parties (the "Acquisition").

We believe that our proposal of US$2.33 in cash per Share, or US$7.00 in cash per ADS, will provide an attractive opportunity to the Company's shareholders. This price represents a premium of approximately 20% to the closing price of the Company’s ADSs on June 19, 2013 and a premium of approximately 22% to the volume weighted average price of the Company’s ADSs for the last 180 trading days.

1.  Consortium. The Buyer Parties intend to work with each other exclusively in pursuing the Acquisition during the course of the transaction. Please also note that the Buyer Parties are currently only interested in pursuing the Acquisition and have no interest in selling their ordinary shares in any other transaction involving the Company.

2.  Purchase Price. The Buyer Parties are prepared to pay for the Shares and ADSs to be acquired in the Acquisition at a price of US$2.33 per Share and US$7.00 per ADS, as the case may be, in cash.

3.  Funding. It is intended that the Acquisition will be funded by debt and/or equity capital. We expect definitive commitments for the required debt financing and/or equity funding, subject to terms and conditions set forth therein, to be in place when the Definitive Agreements (as defined below) are signed.

4.  Due Diligence.  We will be in a position to commence our due diligence for the Acquisition immediately upon receiving access to the relevant materials. We believe that we will be in a position to complete customary legal, financial and accounting due diligence for the Acquisition in a timely manner and in parallel with discussions on the Definitive Agreements.

5.  Definitive Agreements. We are prepared to promptly negotiate and finalize definitive agreements (the "Definitive Agreements") providing for the Acquisition and related transactions. These Definitive Agreements will include representations, warranties, covenants and conditions which are typical, customary and appropriate for transactions of this type.

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6.  Process.  We recognize that the Company's Board of Directors (the "Board") will evaluate the Acquisition independently before it can make its determination to endorse it. Given the involvement of Mr. Ding and Ms. Huang in the Acquisition, we appreciate that the independent members of the Board will proceed to consider the proposed Acquisition and that Mr. Ding and Ms. Huang will recuse themselves from participating in any Board deliberations and decisions related to the Acquisition.

7. Advisors. The Buyer Parties have retained Loeb & Loeb LLP as U.S. legal counsel in connection with the Acquisition.

8.  Confidentiality. We are sure you will agree with us that it is in all of our interests to ensure that we proceed in a confidential manner, unless otherwise required by law or mutually agreed to by the parties, until we have executed the Definitive Agreements or terminated our discussions.

9.  No Binding Commitment.  This letter constitutes only a preliminary indication of our interest, and does not constitute any binding commitment with respect to the Acquisition. A binding commitment will result only from the execution of Definitive Agreements, and then will be on terms and conditions provided in such documentation.

In closing, we would like to express our commitment to working together to bring this Acquisition to a successful and timely conclusion. Should you have any questions regarding this proposal, please do not hesitate to contact us. We look forward to hearing from you.

/s/ Shawn Ding
Shawn Ding

/s/ Julia Huang
Julia Huang

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